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  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 1998
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ______________________

                               SCHEDULE 14D-9/A
                               (Amendment No. 2)

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                            ______________________

                            STATE OF THE ART, INC.
                           (Name of Subject Company)

                            STATE OF THE ART, INC.
                     (Names of Person(s) Filing Statement)

                          Common Stock, no par value
                        (Title of Class of Securities)

                            ______________________

                                   85730710
                     (CUSIP Number of Class of Securities)

                            ______________________

                                David W. Hanna
                     President and Chief Executive Officer
                            State Of The Art, Inc.
                              56 Technology Drive
                               Irvine, CA 92618
                                 (714)753-1222
                 (Name, address and telephone number of person
              authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                            ______________________

                                With a copy to:

                              John A. Fore, Esq.
                                Selim Day, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                          Palo Alto, California 94304
                                 (650)493-9300

================================================================================
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        This Amendment No. 2 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 (as amended, the "Schedule 14D-9") filed by State of the Art, Inc., a California corporation (the "Company"), relating to the tender offer by Rose Acquisition Corp., a Delaware corporation (the "Purchaser"), a direct and indirect wholly owned subsidiary of The Sage Group plc, a company organized under the laws of England ("Parent"), to purchase all of the outstanding shares of Common Stock of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 1998. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the
Schedule 14D-9.


ITEM 3. IDENTITY AND BACKGROUND

        Item 3 of the Schedule 14D-9 is hereby amended as follows:

        (a) Item 3(b) of the Schedule 14D-9 is hereby amended by adding the following information:

        On February 23, 1998, each of David W. Hanna, George Riviere, Jeffrey E. Gold, W. Frank King and David R. Butler executed a letter agreement addressed to Parent and the Purchaser, pursuant to which each such person agreed not to exercise any of the options to purchase common stock of the Company held by such person from the date thereof through the Effective Time (as defined in the Merger Agreement).

        (b) Item 3(b) of the Schedule 14D-9 is hereby amended by adding the following information:

        On February 23, 1998, the Company executed a letter agreement with Parent and Purchaser, pursuant to which (i) Parent and Purchaser agreed to waive, and the Company consented to the waiver of, the Minimum Condition described in Annex I to the Merger Agreement to the extent at least 10,279,000 of the issued and outstanding shares of the Company are tendered and not withdrawn as of any scheduled expiration date of the Offer which number of Shares represents approximately 90% of the issued and outstanding Shares of the Company on a fully diluted basis without giving effect to the exercise of the Stock Option or to the exercise of options issued or granted pursuant to the Stock Plans of the Company that (A) the holders thereof have agreed not to exercise following the date hereof, or (B) cannot be exercised prior to April 1, 1998, and (ii) the Company represented and warranted that, (i) as of February 19, 1998, there are 11,178,085 Shares of the Company issued and outstanding, and
(ii) options to purchase no more than 898,233 Shares pursuant to Stock Plans of the Company are or will be exercisable at any time between the date thereof through April 1, 1998 (including pursuant to any accelerated vesting provisions upon a change of control of the Company).

        Item 4(b) of the Schedule 14D-9 is hereby amended by adding the following sentence to the last paragraph of such section:

        The Board of Directors believes that these factors warranted approval of the transaction inasmuch as the Board of Directors believed that each factor supported the fairness of the transaction to the holders of Shares.

Item 9. MATERIALS TO BE FILED AS EXHIBITS

        Item 9 is hereby amended and supplemented by adding the following
Exhibits:


EXHIBIT
NUMBER                         DESCRIPTION
-------

20              Letter Agreement, dated February 23, 1998, between David W.
                Hanna and each of Parent and the Purchaser.

21 Letter Agreement, dated February 23, 1998, between George Riviere and each of Parent and the Purchaser.

22              Letter Agreement, dated February 23, 1998, between Jeffrey E.
                Gold and each of Parent and the Purchaser.

23 Letter Agreement, dated February 23, 1998, between W. Frank King and each of Parent and the Purchaser.

24              Letter Agreement, dated February 23, 1998, between David R.
                Butler and each of Parent and the Purchaser.

25 Letter Agreement, dated February 23, 1998, between the Company and each of Parent and the Purchaser.


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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        By: /s/ David W. Hanna
                                        -------------------------------
                                        David W. Hanna
                                        President and Chief Executive Officer

Dated: February 25, 1998